EXHIBIT 99.1

Endeavour Silver provides a Q4 2024 Construction Progress Update on Terronera; Surface Construction Progress Nearly 90% Complete

VANCOUVER, British Columbia, Feb. 07, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. ("Endeavour" or the "Company") (NYSE: EXK; TSX: EDR) provides a Q4 2024 construction progress update for its Terronera Project in Jalisco state, Mexico. A photo gallery presentation accompanies this news release and can be found here or on the Company website at Terronera Project Progress Photos. All dollar ($) references in this news release are in United States dollars.

Substantial progress was achieved on Terronera’s Upper Plant Platform during the fourth quarter with systems commissioning underway. Focus continues on the Lower Platform.

“Endeavour Silver’s Terronera Project is nearing completion,” commented Don Gray, Chief Operating Officer. “Dry commissioning is advancing well on the Upper Platform and we’re completing final installations and the last of the punch list items. Our team’s efforts are concentrated on timely completion of the Lower Platform where structural steel is advancing to install the tailing filters. We’re focused on maintaining our construction schedule and momentum to have Terronera ready for full commissioning in early Q2 2025.”

Q4 2024 Construction and Development Highlights

Site works and activities as of December 31, 2024:

  Safety – The Health and Safety Program and Procedures are complete and ready for transition from construction and commissioning into operations.

  Community Relations – Community support and the hiring and training of local employees continues to be a priority.

  Progress – Overall project progress reached 89.4% completion. Current capital expenditures are approximately $302 million as of December 31, 2024. Management estimates total project spend of $332 million.

  Mine Development – During the fourth quarter, 1,694 metres were developed underground for a project total of 7,239 metres. Of note, the underground explosives magazine storage permit was approved, which will improve development efficiencies.

  Upper Plant Platform Site – Much of the construction is complete with final punch list items being addressed and various areas being handed over to the commissioning and operations teams.

    Primary Crusher – The Primary Jaw Crusher commissioning was completed, and the area was transferred to operations. A total of 6,000 tonnes of ore has been crushed.

    Grinding – Commissioning of the grinding circuit commenced with successful SAG and ball mill testing for multiple hours at full operating speed to check bearing temperatures, vibrations and lubrication systems under no-load conditions.

    Flotation – Flotation equipment, including pumps, tanks, verti-mill, low pressure blowers and instrumentation have been installed. Remaining items for installation include pressure relief valves, hoses, and final piping.

    Raw and Process Water Tanks – Installation and hydro-testing are 100% complete.

  Lower Platform Facilities and Tailing Storage Facility (TSF) – Lower Platform area was 42% complete.

    TSF Main Embankment – The main embankment reached the 1,185-metres elevation and the TSF facility is ready to receive filtered tailing.

    Tailing Filters – Swing plates mounted below both tailing filters were installed, and first floor concrete was poured; structural steel installation is advancing for the second floor prior to installing the filter press.

    Tailing Area Tanks – Storage tanks have been assembled; hydro testing and anchoring will be completed in Q1 2025.

    Event Pond Liner – The pond area liner was installed; the feed and overflow channel lining will be completed in Q1 2025 (completed in January).

    Upper surface water diversion canal – The TSF diversion canal for the south and east perimeters is nearly 90% complete.

    Concentrate Filter Building – Second concrete floor was poured and is ready for installing the concentrate filter.

  Auxiliary Buildings

    Laboratory Building – Construction was completed, and the facility was turned over to operations.

    Plant Maintenance Building – Reached 80% completion and is scheduled for completion mid-Q1 2025.

  Onsite Personnel – At the end of Q4, the Terronera workforce included 297 Endeavour Silver employees and 821 contract workers.

Updated Initial Capital Cost

The project team conducted a comprehensive review of the remaining Terronera completion costs. The Company forecasts initial capital costs to be $332 million (see table below). The mining cost increase of approximately $16 million is related to the extended project schedule as well as increased waste rock disposal costs, including hauling, placement at the temporary waste dump and construction of the permanent waste rock dump. Mineral process plant costs, which includes the lower platform and tailing facility construction, are estimated to be approximately $13 million over budget. These costs include additional work for expediting structural steel fabrication, blasting required for lower platform excavation, offsite materials purchased for tailing facility construction, extra work required for supporting the cut above the lower platform elevation and contractor indirect costs. The $2.2 million increase for site infrastructure is related to the additional scope for constructing the mill shop, warehouse and assay/met lab and temporary power generation. Total project indirect costs increased by $29 million, offset with the $8.7 million contingency. Owner costs increased due to additional engineering, construction management, enlarging the camp capacity and adding several administrative support buildings (e.g., offices and training). Project indirect costs increased due to the extended project schedule and a larger workforce, overlapping project construction and completion activities.

(millions)	2024 Revised Scenario Initial Capex	2025 Updated Scenario Initial Capex	Variance
Mining	$83.80	$100.20	$16.40
Mineral Processing Plant	$64.80	$78.00	$13.20
Site Infrastructure	$56.20	$58.40	$2.20
Total Direct Costs	$204.80	$236.60	$31.80
Owner Costs	$33.30	$50.30	$17.00
Project Indirect Costs	$24.20	$45.10	$20.90
Contingency	$8.70	-	($8.70)
Total Indirect Costs	$66.20	$95.40	$29.20
Total (Direct & Indirect)	$271.00	$332.00	$61.00

Next Steps and Planning

The Terronera Project is anticipated to begin full system commissioning in early Q2 2025.

For Q1 2025, Upper Platform efforts will focus on installing remaining items, punch list completion, and commissioning. The TSF Main Embankment is anticipated to reach the final 1,198-metre elevation and tailing and concentrate filters will be installed, along with final piping, electrical and instrumentation work. The remaining critical path items are the tailing filter presses, which are expected to be completed by early Q2 2025. The Company plans to provide operational guidance as construction approaches wet commissioning.

Visit www.terronera.com, our dedicated project website, to stay informed on the ongoing development at Terronera. Explore updates, learn about our commitment to environmental stewardship, and discover the positive impacts on local communities.

About Endeavour Silver: Endeavour is a mid-tier precious metals company committed to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile, and the United States, which has helped it achieve its goal of becoming a premier senior silver producer.

Contact Information

Allison Pettit, Director of Investor Relations
Tel: (604) 640 4804
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development of the Terronera Project, the anticipated timing of construction steps and commencement of full commissioning at the Terronera Project, the Terronera Project's forecasted operations, costs and expenditures, Endeavour’s future operational guidance announcements, and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause Endeavor's actual results, level of activity, production levels, performance, or achievements, and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; continued compliance with the project loan debt facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities forecasted Terronera mine economics as of 2024, mining operations will operate, and the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.